Mail Stop 3561

November 27, 2007

Mr. Mark W. Oppegard
President and Chief Executive Officer
NBC Acquisition Corp.
4700 South 19th Street
Lincoln, Nebraska 68501-0529

      Re: NBC Acquisition Corp.
             Form 10-K for Fiscal Year Ended March 31, 2006
             Filed June 29, 2006
             Form 10-Q for Fiscal Quarter Ended December 31, 2006
             File No. 333-48225

Dear Mr. Oppegard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Branch Chief